SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OneSmart International Group Limited

(Name of Issuer)

Sponsored ADS

(Title of Class of Securities)

68276W103 **

(CUSIP Number)

November 25, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The CUSIP number is for the American Depository Shares that trade on the New York Stock Exchange, each representing 40 Class A Ordinary Shares, par value $0.000001 per share. No CUSIP number has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 68276W103
1	NAME OF REPORTING PERSONS Keenan Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 222,725,840*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 222,725,840*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,725,840*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 68276W103
1	NAME OF REPORTING PERSONS Keenan Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 222,725,840
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 222,725,840
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,725,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 68276W103
1	NAME OF REPORTING PERSONS Keenan Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 222,725,840
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 222,725,840
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,725,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 68276W103
1	NAME OF REPORTING PERSONS Charles J. Keenan, IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 222,725,840
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 222,725,840
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,725,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

OneSmart International Education Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

165 West Guangfu Road

Putuo District

Shanghai, People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Keenan Capital, LLC (“Keenan Capital”), Keenan Capital GP, LLC (“KCGP”), Keenan Capital Fund, LP (KCF) and Charles J. Keenan, IV (“Mr. Keenan” and together with Keenan Capital, KCGP, KCF, the “Reporting Persons”) with respect to shares of Class A Ordinary Shares, par value $0.000001 of OneSmart International Education Group Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

1229 Burlingame Avenue, Suite 201

Burlingame, CA 94010.

Item 2(c).	Citizenship:

Keenan Capital is a California limited liability company. KCGP is a Delaware limited liability company. KCF is a Delaware limited partnership. Mr. Keenan is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Sponsored ADS each representing 40 Class A Ordinary Shares, par value $0.000001.

Item 2(e).	CUSIP Number:

68276W103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

A.	Keenan Capital, LLC

(a)	Amount beneficially owned: 222,725,840 shares
(b)	Percent of Class: 5.4%
(c)	Number of shares as to which Keenan Capital has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 222,725,840
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 222,725,840

B.	Keenan Capital GP, LLC

(a)	Amount beneficially owned: 222,725,840 shares
(b)	Percent of Class: 5.4%
(c)	Number of shares as to which KCGP has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 222,725,840
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 222,725,840

C.	Keenan Capital Fund, LP
(a)	Amount beneficially owned: 222,725,840 shares
(b)	Percent of Class: 5.4%
(c)	Number of shares as to which KCFLP has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 222,725,840

(iii)Sole power to dispose or to direct the disposition of: 0

(iv)Shared power to dispose or to direct the disposition of: 222,725,840

D.	Charles J. Keenan, IV

(a)	Amount beneficially owned: 222,725,840 shares
(b)	Percent of Class: 5.4%
(c)	Number of shares as to which Mr. Keenan has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 222,725,840
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 222,725,840

The percentage ownership for each of the Reporting Persons is based on 4,146,103,497 shares of the Issuer’s Class A Ordinary Shares, par value $0.000001 per share (“Class A Shares”), issued and outstanding on November 25, 2020 as disclosed in the Issuer’s most recent Form 6-K filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on November 24, 2020.

This represents 5,568,146 American Depository Shares held by the Reporting Persons each of which represents 40 Class A Ordinary Shares, par value $0.000001

Keenan Capital Fund, LP (“KCF”) directly owns 222,725,840 Class A Shares. KCF is controlled by KCGP, which delegates investment decisions to Keenan Capital. KCGP may terminate such delegation at any time and retain the voting and dispositive power over the Class A Shares held by KCF. Accordingly, KCGP may be deemed to be a beneficial owner of such shares. KCGP disclaims beneficial ownership of the Class A Shares by virtue of the delegation of power to Keenan Capital.

As the Manager of KCF, and pursuant to the delegation by KCGP referenced above, Keenan Capital has the ultimate voting and dispositive power over the Class A Shares held by KCF, making Keenan Capital a beneficial owner of such shares. As sole owner and Manager of Keenan Capital, as well as the sole owner of KCGP, Mr. Keenan may be deemed to be a beneficial owner of the Class A Shares held by KCF.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2020

Keenan Capital, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Keenan Capital GP, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Keenan Capital Fund, LP

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Individual

/s/ Charles J. Keenan, IV
Charles J. Keenan, IV

[Signature page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to above) on behalf of each of them a statement on Schedule 13G (including amendments thereto) with respect to the Class A Ordinary Shares, par value $0.000001 per share of OneSmart International Education Group Limited and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 4, 2020.

Keenan Capital, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Keenan Capital GP, LLC

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Keenan Capital Fund, LP

By:	/s/ Charles J. Keenan, IV
Name:	Charles J. Keenan, IV
Title:	Manager

Individual

/s/ Charles J. Keenan, IV
Charles J. Keenan, IV

[Signature Page to Joint Filing Agreement to Schedule 13G]